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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010 Attention: Allicia Lam	Hamburg	San Francisco
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Milan
File No. 042243-0082

Re:	Spansion LLC and co-registrants
Registration Statement on Form S-4, amended October 25, 2011
File No. 333-174593
Spansion Inc.
Form 10-K for the fiscal year ended December 26, 2010, filed February 23, 2011
File No. 001-34747

Dear Ms. Lam:

On behalf of Spansion Inc., Spansion LLC and Spansion Technology LLC (collectively, the “Company”), we are responding to the oral comments received by Robert W. Phillips of Latham & Watkins LLP on the date hereof from the staff of the Commission (the “Staff”) in regards to the above referenced Registration Statement on Form S-4 and Annual Report on Form 10-K.

Attached hereto as Exhibit A are selected proposed revisions responsive to the Staff’s comments to the above-referenced Form 10-K (the “Form 10-K”), which the Company intends to include in an amendment to the Form 10-K to be filed after the completion of the Staff’s review.

We hope the attached is responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4837, by fax to my attention at (650) 463-2600, or by email at saied.pinto@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/Saied D. Pinto

Saied D. Pinto

of LATHAM & WATKINS LLP

cc:	Robert W. Phillips, Latham & Watkins LLP

EXHIBIT A

Special Post-Bankruptcy Retention and Incentive Award

Initial Target Incentive. As Spansion prepared to emerge from the Chapter 11 Cases at the end of 2009, Semler Brossy was commissioned by management under the direction of the Compensation Committee to advise on equity compensation to be provided to the employees of Spansion based on general market competitive practice and in light of the fact that no Spansion employees would hold any equity interests in Spansion following the emergence from the Chapter 11 Cases. Semler Brossy also considered the Compensation Committee’s compensation philosophy that recognizes equity compensation as the key tool in retaining employees, recognizing individual performance and in aligning the interests of employees and Spansion’s stockholders. Semler Brossy recommended, and members of the Compensation Committee set, target grant levels of stock-based awards for the Named Executive Officers based on proposed target amounts recommended by Semler Brossy that were tied to competitive market practices. Semler Brossy’s recommendations included the total share pool for Spansion’s equity program as a percentage of common stock shares that it expected to be outstanding following emergence from the Chapter 11 Cases and initial award sizes for employees, including named executive officers, grouped by level of management. The Compensation Committee evaluated these recommendations in light of each member’s individual subjective experience with other companies and determined Semler Brossy’s recommendations were reasonable. Since the Semler Brossy information presented to the Compensation Committee did not identify particular peer companies considered by Semler Brossy as part of the methodology used in preparing the recommendations or otherwise detail the comparative basis by which it arrived at the recommended grant allocation for each level of executive, members of the Compensation Committee were unaware of the individual companies that may have contributed to the Semler Brossy recommendations. ~~The Compensation Committee did not discuss with Semler Brossy the market competitive practices upon which its proposed pool-size or individual targets were based. Members of the Compensation Committee also did not review any individual company information nor were they otherwise provided any identifying information on companies that may have contributed to the Semler Brossy recommendations.~~ The target grant levels set by members of the Compensation Committee for stock-based awards based on an expected emergence to occur at the end of fiscal year 2009 was 1,750,000 shares for Mr. Kispert, 875,000 shares for Mr. Furr, 350,000 shares for each of Messrs. Nawaz and Reid and 75,000 shares for Mr. Eby, with the expectation that the awards would consist 75% of stock options and 25% of restricted stock units. These amounts directly correlated to the proposed targets recommended by Semler Brossy.